Ono Pharmaceutical Co., Ltd.

8-2 Kyutaromachi 1-chome

Chuo-ku, Osaka 541-8564

Japan

May 28, 2024

BY EDGAR

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Eddie Kim and David Plattner

Re:	Ono Pharmaceutical Co., Ltd.

Deciphera Pharmaceuticals, Inc.

Schedule TO-T filed May 13, 2024

Filed by Topaz Merger Sub, Inc. and Ono Pharmaceutical Co., Ltd.

File No. 005-90130

Dear Mr. Kim and Mr. Plattner:

This letter is submitted on behalf of Ono Pharmaceutical Co., Ltd. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Schedule TO-T filed on May 13, 2024, as set forth in your letter to the Company dated May 21, 2024 (the “Comment Letter”).

For reference purposes, the text of the Staff comments contained in the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto. In addition, the Company has today filed with the Commission Amendment No. 2 to the Schedule TO-T which incorporates the Company’s responses to the Staff’s comments. Capitalized terms used but not defined herein have the meanings set forth in the Offer to Purchase.

Schedule TO-T filed May 13, 2024; Offer to Purchase

Summary Term Sheet, page 6

1.

We note that the capitalized term “Debt Financing Source” is used in this section, without any accompanying definition or cross-reference. Please define capitalized terms the first time they are used, or provide appropriate cross-references to where such terms are defined.

Securities and Exchange Commission

May 28, 2024

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised the disclosure on page 27 of the Offer to Purchase to define the capitalized term “Debt Financing Source” the first time it is used in the Offer to Purchase.

Source and Amount of Funds, page 27

2.

Disclose the existence of any alternative financing plans or arrangements in the event Parent and Purchaser do not have the necessary funds to pay the offer consideration and related fees and expenses. If there are none, so state. Refer to Item 1007(b) of Regulation M-A. As relevant here, we note your disclosure, on page 28, that “[t]he definitive Facility Documents have not been finalized and, accordingly, the actual terms of the Debt Financing may differ from those described in this Offer to Purchase,” and that “[t]here is a risk that these conditions precedent will not be satisfied and the Debt Financing may not be funded when required.”

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the disclosure in Section 9—“Source and Amount of Funds” of the Offer to Purchase beginning on page 29, to provide information regarding alternative financing that the Parent is seeking in an amount that, when taken together with other available cash on hand, is expected to be sufficient to provide Purchaser with the funds necessary to complete the Offer and the Merger and to pay related transaction fees and expenses at the Merger Closing. Since such alternative financing is expected to provide sufficient funds, Parent does not currently anticipate that it will need to use any amounts under the Debt Financing. In any event, Parent has sufficient cash on hand and available cash and cash equivalents to provide Purchaser with the funds necessary to complete the Offer and the Merger and to pay related transaction fees and expenses at the Merger Closing without financing.

The Merger Agreement; Other Agreements, page 35

3.

On page 35, refer to the last sentence of the second paragraph under this section. Please revise to remove any potential implication that the Merger Agreement, and any other agreements, do not constitute public disclosure under the federal securities laws. For instance, clarify that information in these agreements should be considered in conjunction with the entirety of the factual disclosure about the parties in their public reports, if any, filed with the Commission. Additionally, please confirm your understanding that, notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in this filing not misleading.

Securities and Exchange Commission

May 28, 2024

Response to Comment No. 3

The Company confirms that it will consider whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the Offer to Purchase not misleading. Additionally, in response to the Staff’s comment, the Company has revised the disclosure on page 35 by deleting the existing last sentence of the second paragraph on such page and revising the existing second to last sentence of such paragraph as follows:

“Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in confidential disclosure schedules that were provided by the Company to Parent and Purchaser but not filed with the SEC as part of the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein without consideration of the entirety of the factual disclosures about the Company, Parent or Purchaser made in this Offer to Purchase, the Schedule 14D-9 or other reports filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

4.

On page 57, under subsection titled “Offer Conditions,” please revise to direct the shareholders to the correct section. We note that Section 13 is titled “The Recommendation by the Board of Directors of the Company.”

Response to Comment No. 4

In response to the Staff’s comment, the Company has revised the subsection titled “Offer Conditions” to direct stockholders to the correct section as follows:

“The Offer Conditions are described in Section 17—“Certain Conditions to the Offer.””

Certain Conditions to the Offer, page 60

5.

Refer to the disclosure in the last paragraph in this section. If an Offer Condition is “triggered” while the Offer is pending, in our view, the Parent or Purchaser must promptly inform shareholders whether they will assert the condition and terminate the Offer, or waive it and continue. Reserving the right to waive a condition “at any time and from time to time” is inconsistent with your obligation in this regard. Please revise the language here that implies that failing to assert a condition is not a waiver of such Offer Condition, or advise.

Securities and Exchange Commission

May 28, 2024

Response to Comment No. 5

Parent and Purchaser hereby confirm that upon their discovery of any facts or circumstances that would give rise to an Offer Condition not being satisfied, they will undertake to promptly inform Deciphera’s stockholders as to whether they will assert the condition and terminate the Offer, or waive it and continue with the Offer. In response to the Staff’s comment, the relevant disclosure has been amended on pages 61 to 62 of the Offer to Purchase as follows:

“The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition and the Termination Condition) may be waived to the extent permitted by law by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser. The Minimum Condition may be waived by Parent and Purchaser only with the prior written consent of the Company, which may be granted or withheld in the Company’s sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the Offer (except for conditions relating to government regulatory approvals). Notwithstanding the foregoing, upon discovery of an Offer Condition that gives rise to a right to terminate the Offer by Parent or Purchaser, Parent and Purchaser will undertake to promptly notify the Company’s stockholders of a decision to either terminate the Offer, or to waive the condition and proceed with the Offer. All Offer Conditions must be satisfied or waived as of the Expiration Date. If we waive a material Offer Condition, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act.”

* * * * *

Securities and Exchange Commission

May 28, 2024

If you should have any questions about this letter, please do not hesitate to call the undersigned at +81-6-6263-5670, or Jason T. Simon, Esq., our outside legal counsel, at (703) 749-1386.

Sincerely,

/s/ Toichi Takino
Representative Director, President and
Chief Operating Officer